May 3, 2007

Via Facsimile and EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Barbara C. Jacobs

Re:	Kintera, Inc.

Amendment No. 2 to Form S-3

Filed April 10, 2007

File number 333-139684

Form 10-K for the year ended December 31, 2006

Filed March 30, 2007

File number 0-50507

Dear Ms. Jacobs:

This letter is being filed on behalf of Kintera, Inc. (the “Company”) in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated April 17, 2007 (the “Staff Letter”) with respect to the Company’s Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2007 (the “Form 10-K”) and Amendment No. 2 to Registration Statement on Form S-3 filed with the Commission on April 10, 2007 (the “Form S-3”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter, the text of which we have incorporated into this response letter for convenience.

Form S-3

General

1.	We note that you have incorporated your Form 10-K for the fiscal year ended December 31, 2006 into the registration statement. This Form 10-K incorporates its Part III information from your definitive proxy soliciting materials, which will be filed within 120 days from the end of your fiscal year. Please note that we will not be able to accelerate your registration statement until such material has been filed. (Alternatively, an amended Form 10-K may be filed that includes the Part III information.) Please see Telephone Interp. H.6 in the July 1997 Manual of Publicly Available Telephone Interpretations. Please also note that staff comments on your Item 4.02 Form 8-K need to be resolved before you request effectiveness.

In response to the Staff’s comments, the Company notes that it filed an amendment to its Form 10-K with the Commission on April 30, 2007 to include the Part III information and revise the disclosure set forth in Item 9A.

Legality Opinion

2.	Please file an updated legality opinion by amendment.

The Company confirms that it will file an updated legality opinion by amendment to its Form S-3 prior to requesting effectiveness.

Form 10-K

Item 9A. Controls and Procedures, page 44

3.	Please see prior comment 5 of our letter dated February 12, 2007. Please include a time frame within which Kintera expects to complete the remediation of the various disclosed weaknesses disclosed for both the 2005 and 2006 fiscal years. Please also disclose whether there are any material costs associated with their remediation.

In response to the Staff’s comment, the Company has revised its disclosure in Item 9A of its Form 10-K/A filed with the Commission on April 30, 2007.

4.	We note that while you had cited Rule 13a-15(e) and included a complete definition in the first paragraph, your second paragraph sets forth a partial definition where you disclose the ineffectiveness of your controls and procedures as of December 31, 2006. Please advise or revise.

In response to the Staff’s comment, the Company has revised the second paragraph in Item 9A of its Form 10-K/A to include the requested disclosure.

*                *                *

The Company respectfully requests the Staff’s assistance in completing the review of the Form 10-K and Form S-3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Form 10-K or Form S-3 or this response letter to Scott Stanton at (858) 720-5141 or me at (858) 720-5138.

Sincerely,

/s/    TAYLOR L. STEVENS

Taylor L. Stevens

cc:	Richard LaBarbera

Richard Davidson

Alex Fitzpatrick, Esq.

Scott M. Stanton, Esq.